UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            Home Federal Bancorp, Inc.
                               (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  43709A 10 1
                                (CUSIP Number)

                           John F. Breyer, Jr., Esq.
                            Breyer & Associates PC
                       8180 Greensboro Drive, Suite 785
                            McLean, Virginia 22102
                              (703) 883-1100
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                             December 6, 2004
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

                             Page 1 of 7 Pages

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CUSIP No. 43709A 10 1            SCHEDULE 13D             Page 2 of 7 Pages

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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Home Federal MHC

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                               (b) [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS

    OO

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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

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                         7    SOLE VOTING POWER

                              8,979,246

                         -----------------------------------------------------
    NUMBER OF            8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                0
   OWNED BY
     EACH                -----------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              8,979,246

                         -----------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              0

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,979,246

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    59.04%

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14  TYPE OF REPORTING PERSON

    HC; CO

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                                                             Page 3 of 7 Pages

Item 1.   Security and Issuer

     This statement relates to the common stock of Home Federal Bancorp, Inc. ("Issuer"), $0.01 par value per share ("Common Stock"). The name and address of the principal executive offices of the Issuer is as follows:

            Home Federal Bancorp, Inc.
            500 12th Avenue South
            Nampa, Idaho 83651

Item 2.   Identity and Background

     This Schedule 13D is filed on behalf of Home Federal MHC, a federally-chartered mutual holding company ("Company"). The Company's principal business is the ownership of the majority of the Common Stock. The address of the Company's principal office is 500 12th Avenue South, Nampa, Idaho 83651.

     Pursuant to General Instruction C of Schedule 13D, the following information is provided with respect to each director and executive officer of the Company ("Insiders"):

Directors:


Name                       Occupation
----                       ----------
Daniel L. Stevens          Chairman of the Board, President and Chief
                           Executive Officer of the Company
Fred H. Helpenstell, M.D.  Retired
Thomas W. Malson           Owner and Chief Executive Officer, Robertson
                           Supply, Inc.
N. Charles Hedemark        Executive Vice President and Chief Operating
                           Officer, Intermountain Gas Company
Richard J. Schrandt        Retired
James R. Stamey            Retired
Robert A. Tinstman         Executive Chairman, James Construction Group, LLC

Executive Officers who are not Directors:

Name                       Position
----                       --------
Robert A. Schoelkoph       Senior Vice President, Treasurer and Chief
                           Financial Officer
Roger D. Eisenbarth        Senior Vice President and Secretary

     (d) During the last five years, neither the Company nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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                                                             Page 4 of 7 Pages

     (e) During the last five years, neither the Company nor any of the Insiders was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

     (f)    All of the Insiders are U.S. citizens.

Item 3.   Source and Amount of Funds or Other Consideration.

     In December 2004, the Issuer was formed for the purpose of becoming the stock holding company of Home Federal Bank ("Bank") and the Company was formed for the purpose of becoming the mutual holding company of the Issuer. On December 6, 2004, and pursuant to the Amended Plan of Reorganization and Stock Issuance of the Bank, 8,979,246 shares of Common Stock were issued to the Company, 6,083,500 shares of Common Stock were issued to certain members of the Bank and others, and 146,004 shares of Common Stock were issued to a charitable foundation formed by the Bank ("Stock Offering").

Item 4.   Purpose of Transaction

     The primary purpose of the Stock Offering was to allow the Bank to grow through expanded operations, particularly in the area of commercial real estate lending, as well as through increased branching within its current market area. In addition, the stock form of organization gives the Bank and the Issuer more flexibility to increase their capital position and to offer stock-based employee compensation, thereby providing greater incentive to improve corporate performance.

     While the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders have any present plans or proposals which relate to or would result in: (a) the acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

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                                                             Page 5 of 7 Pages

     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.   Interest in Securities of the Issuer

     The percentages used in this Schedule 13D are calculated based on the Issuer's 15,208,750 shares of outstanding Common Stock.

     (a)-(b) The Company beneficially owns 8,979,246 shares, or 59.04%, of the Common Stock, and has sole power to vote and sole power to dispose of all of these shares. The following table provides information about the shares of Common Stock that may be considered to be owned by each Insider. A person may be considered to own any shares of common stock over which that person has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the individuals named below has sole voting and investment power with respect to the shares shown.

                                                           Percent of
                                     Number of            Common Stock
Name                                Shares Owned          Outstanding
-----------------------------       ------------          ------------
Daniel L. Stevens (1)                 45,009                    *
Fred H. Helpenstell, M.D. (2)         30,000                    *
Thomas W. Malson                      25,000                    *
N. Charles Hedemark (3)               25,000                    *
Richard J. Schrandt (4)               25,000                    *
James R. Stamey (5)                   10,000                    *
Robert A. Tinstman                    25,000                    *
Robert A. Schoelkoph                  23,088                    *
Roger D. Eisenbarth                   20,100                    *

-----------
* Represents less than 1% of shares outstanding.
(1) 25,000 shares are owned by his spouse.
(2) 5,000 shares are owned by a limited liability company, over which Dr. Helpenstell has shared voting power.
(3) Held jointly with his spouse.
(4) Held jointly with his spouse.
(5) Held in a family trust over which Mr. Stamey has shared voting power.

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                                                             Page 6 of 7 Pages

     (c) Other than the issuance of such shares to the Company and the purchase of such shares by the Insiders on December 6, 2004, neither the Company nor the insiders have effected any transaction in the Common Stock during the past 60 days.

     (d) No person other than the Company has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Company reported in this Schedule.

     (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

     None.

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                                                             Page 7 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


                                           December 13, 2004
                           -------------------------------------------------
                                                (Date)


                                        /s/ Daniel L. Stevens
                           -------------------------------------------------
                                             (Signature)


                                          Daniel L. Stevens
                            Chairman, President and Chief Executive Officer
                                           Home Federal MHC
                           -------------------------------------------------
                                             (Name/Title)

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